EXHIBIT 16(a)(1)(xv)
Dear Shareholder:
You have less than three weeks to take advantage of Pinnacle’s offer to repurchase your shares at a premium. We will repurchase your shares for $16.25 per share plus an additional payment of $50 as an incentive to each shareholder to accept this offer. This offer will expire on January 4, 2008.
In order to take advantage of our buy-back program, you must return the blue form and your stock certificate by the deadline of January 4th. If you have lost your stock certificate, you can complete the enclosed affidavit of loss and return it with the blue form.
Our offer of $16.25 per share represents a significant premium to the current trading price of $10.50 per share. This premium is only available to Pinnacle shareholders with 99 or fewer shares. Our goal is to reduce the number of Pinnacle shareholders below 300 in order to save significant fees related to our filing reports with the Securities and Exchange Commission and our listing on the American Stock Exchange.
If you have any questions regarding this buy-back offer, please call our information agent at 615-324-7311. You have less than three weeks to take advantage of this offer.
Sincerely,
/s/ Robert B. Nolen, Jr
Robert B. Nolen, Jr.
President and Chief Executive Officer